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[FOLEY HOAG LLP LETTERHEAD]

                                                           Carol Hempfling Pratt
                                                                   Boston Office
                                                                    617-832-1148
December 10, 2004                                           cpratt@foleyhoag.com

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

      Re:   Benjamin Franklin Bancorp Registration Statement on Form S-1

Ladies and Gentlemen:

      On behalf of Benjamin Franklin Bancorp, Inc., Franklin, Massachusetts (the "Registrant"), following this letter is a direct transmission (modem) filing of Registration Statement on Form S-1 (the "Registration Statement"). This filing is made pursuant to The Securities Act of 1933, as amended.

      The enclosed Registration Statement relates to the shares of Common Stock of the Registrant to be offered in connection with the proposed conversion of the Registrant from a mutual bank holding company (known as Benjamin Franklin Bancorp, M.H.C.) to a Massachusetts-chartered business corporation in stock form (to be known as Benjamin Franklin Bancorp, Inc.). The conversion is being conducted under applicable Massachusetts and federal banking law. The Registration Statement also relates to up to 400,000 shares of common stock that the Registrant intends to contribute to a newly created charitable foundation, to be known as the Benjamin Franklin Bank Charitable Foundation, immediately following completion of the offering.

      The Registrant decided to undertake the mutual-to-stock conversion in connection with its decision to enter into an agreement to acquire Chart Bank, A Cooperative Bank, located in Waltham, Massachusetts. Chart Bank is a privately held Massachusetts-chartered cooperative bank. In the acquisition, 55% of the consideration will be paid in newly issued shares of Benjamin Franklin Bancorp common stock and 45% of the consideration will be paid in cash. The Registrant intends to file a Registration Statement on Form S-4 as promptly as practicable to register the shares of common stock to be issued to the Chart Bank stockholders in the acquisition. Much of the Form S-4 will be identical to the enclosed Registration Statement on Form S-1.
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Securities and Exchange Commission
Division of Corporation Finance
December 10, 2004
Page 2


      A wire transfer in the amount of $8,554.84 has been sent to the Registrant's lock box in payment of the filing fee.

      If you have any questions or require any further information with respect to the Registration Statement or any matters relating to this filing, please telephone the undersigned at (617) 832-1000. If I am not available, Peter Coogan or Janene Asgeirsson of this office should be in a position to assist you.

      Thank you very much for your assistance.

                                        Very truly yours,

                                        /s/ Carol Hempfling Pratt

                                        Carol Hempfling Pratt


CHP

cc:   Todd K. Schiffman
      Thomas R. Venables
      Claire S. Bean
      Robin P. Suskind
      Marc P. Levy, Esq.
      Daniel Adams, Esq.